[Husch Blackwell LLP Letterhead]

May 19, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington DC 20549

Attention: Mr. Kenneth Ellington

Re:	Tortoise Energy Infrastructure Corporation (File No. 811-21462)(“TYG”)
Tortoise MLP Fund, Inc. (File No. 811-22409)(“NTG”)
Tortoise Energy Independence Fund, Inc. (File No. 811-22690)(“NDP”)
Tortoise Pipeline & Energy Fund, Inc. (File No. 811-22585)(“TTP”)
Tortoise Power & Energy Infrastructure Fund, Inc. (File No. 811-22106)(“TPZ”)

To the Commission:

On April 19, 2017, TYG, NTG, NDP, TTP and TPZ (collectively, the “Tortoise Funds”) received oral comments from Ken Ellington of the Commission Staff regarding the review of the Tortoise Funds’ annual reports to shareholders for the fiscal year ended November 30, 2016, as contained in the Tortoise Funds’ Form N-CSR filed with the Securities and Exchange Commission and other publicly available materials.  The text of each comment has been included in this letter for your reference and the Company’s response is presented below each comment.

Accounting Comments

1.            Comment:              In the closed end fund comparison contained in the annual report, there are some pie charts with percentages of investments.  Please disclose in future filings whether the percentages in the pie charts are based on net assets or total assets.

                Response:             The Tortoise Funds will comply with such request.

2.            Comment:             In the annual report for TPZ, it is noted that the fund has a non-fundamental investment policy that the fund will not employ leverage above 20% of total assets at the time of incurrence.  Please explain why leverage represents 23% of the fund’s total assets at November 30, 2016.

Response:             The leverage policy is tested at the time of incurrence.  At November 30, 2016, the underlying value of the fund’s assets had fluctuated such that the leverage utilization represented a greater percentage of the fund’s total assets than it had at the time of incurrence.

3.            Comment:             It was noted that some of the funds had significant return of capital distributions.  Return of capital distributions should be clearly disclosed in all fund marketing materials including the website and fact sheet.  On the distributions page of the website, this page only discloses the total amount of each distribution.  This page should clearly indicate the portion that is estimated to be a return of capital. Regarding the fact sheet, the distribution rate should clearly identify what portion of the rate is a return of capital. The Staff appreciates that the actual portion of return of capital is not be determined until after the calendar year end; however, the Staff expects that good faith estimates to be used for the items noted above.

Response:            The distributions pages of the website for the Tortoise Funds have been updated to include information regarding the percentage of prior year distributions that were return of capital and references to additional tax information available on the website.  The information requested to be included on the fact sheets for the Tortoise Funds is currently included in footnotes to the “Distribution at a Glance” section on the fact sheets.

The Funds acknowledge that (i) they are responsible for the adequacy and accuracy of the disclosure in their filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to their filings; and (iii) they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at (816) 983-8299 or P. Bradley Adams, Chief Executive Officer of the Funds at (913) 981-1020.

Sincerely,

/s/ Tracy D. Mackey

Tracy D. Mackey

cc:	P. Bradley Adams
Steven F. Carman